PRIVILEGED AND CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIALITY REQUESTED PURSUANT TO RULE 83
Via Hand Delivery
January 17, 2006
H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Stone Energy Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 9, 2005
File No. 001-12074
Press release dated November 14, 2005
Form 8-K filed December 5, 2005
Dear Mr. Schwall:
     Pursuant to your request, Stone Energy Corporation (“Stone”) is hereby providing (i) written responses to the comments contained in your letter, dated December 9, 2005, and (ii) the materials requested in said letter.
Form 10-K for the Fiscal Year Ended December 31, 2004
General
1.	“We note that you have not filed your third quarter interim report on Form 10-Q, which was due November 9, 2005. We wish to remind you of your financial reporting obligations under Rule 13a-13 of the Exchange Act.”

Response 1:
We are aware of our financial reporting obligations under Rule 13a-13 of the Exchange Act, and we are aware we have not filed our third quarter interim report on Form 10-Q, which was due November 9, 2005. We plan to file the Form 10-Q in March 2006.
Results of Operations, page 21
Reserves, page 22
2.	“We have read your response to prior comment 1, explaining that you believe no revision is necessary as a result of not following the guidance in SAB Topic 12(D)(3)(b), requiring hedge adjusted prices to be utilized in conducting ceiling tests under the full cost methodology, as the results would not have differed. We believe that your accounting policy disclosures should be revised to reflect an acceptable methodology.”
     Response 2:
We propose including in future filings the following revised disclosure:
Under the full cost method of accounting, we are required to compare, at the end of each financial reporting period, the present value of estimated future net cash flows from proved reserves (based on period-end hedge adjusted commodity prices and excluding cash flows related to estimated abandonment costs), net of related tax effect, to the net capitalized costs of proved oil and gas properties, including estimated capitalized abandonment costs, net of related deferred taxes. (Emphasis added).
Note 4 — Investment in Oil and Gas Properties, page F-14
3.	“We understand from your response to prior comment 4 that you have combined capitalized interest with the acquisition and exploration cost totals in your table of costs not subject to amortization. Under Rule 4-10(c)(7) of Regulation S-X, capitalized interest is a separate category of cost that should be presented in the required table.”
Response 3:
We propose in future filings to separately state capitalized interest as part of the cost of unevaluated properties.

Form 8-K filed December 5, 2005
4.	“We note your disclosure that the final report from Davis Polk & Wardwell (“Davis Polk”) identified several factors that contributed to the write-down of reserves, which led to the restatement of your financial statements for the years and each of the quarters in the years 2004, 2003, 2002, 2001, and the first and second quarters of 2005. Please explain to us how you intend to address the effects of the Davis Polk findings on your disclosure controls and procedures and internal controls over financial reporting previously evaluated and determined to be effective for the periods being restated.”
     Response 4:
The Davis Polk findings identified deficiencies in internal controls that did not prevent the material overstatement of our estimated proved oil and natural gas reserves. We believe these deficiencies constituted a material weakness in our internal controls over financial reporting and have, therefore, concluded that such controls were not effective at December 31, 2004. These deficiencies were as follows:
•	Overly aggressive and optimistic tone by certain members of management which created a weak control environment surrounding the booking of proved reserves.

•	Lack of training and internal guidance on the SEC definition of proved reserves provided to some members of the staff responsible for the preparation of reserve estimates.
We have implemented the following actions to mitigate these weaknesses:
•	Changes have been made in management and the reserve estimation process.

•	A new Vice President, Reserves, has been appointed to oversee the booking of estimated proved reserves and the training of all personnel involved in the reserve estimation process.

•	Formal training programs have been implemented and all personnel involved in the reserve estimation process have, since the announcement of the reserve revision, received formal training in SEC requirements for reporting estimated proved reserves.

•	An independent consulting firm with greater capabilities for geological reviews has been contracted to audit our Gulf Coast Basin reserves. The Gulf Coast Basin is the area where the downward revisions occurred. Such review will be as of December 31, 2005 and should be completed early in 2006.

•	We have adopted and distributed a written policy and guidelines for booking estimated proved reserves to all personnel involved in the reserve estimation process.
We believe that if internal testing of the controls implemented above indicates that the implementation has been successful, then the material weakness associated with this critical process will have been mitigated. If that is the case, we believe that our internal controls over financial reporting could be deemed to be effective at December 31, 2005. This conclusion will be subject to the auditing oversight of our independent auditors.
Nothing communicated to us by Davis Polk indicated that any other disclosure controls were ineffective and needed to be addressed; it is our understanding that internal controls over financial reporting are a subset of disclosure controls.
Engineering Comments
Form 10-K for the Fiscal Year Ended December 31, 2004
5.	“Regarding your response number 6 our comment may not have been clear. Please expand your disclosure in the 10-K report based on Instruction 3 of Item 102 of Regulations S-K. Item 102 requires disclosure of production, reserves, location, development and nature of your interest for your significant properties. Significant properties are leases or fields and not broad geographic areas such as the Rocky Mountains or Gulf of Mexico.”
Response 5:
We propose in future filings to provide the requested information on any field representing 10% or more of reserves or production on a quantitative basis and any other properties that we deem significant on a qualitative basis. Please be advised supplementally that for 2004, that disclosure would have been as follows:

Nature of
Field Name	Location	Production	Reserves	Interest
Ewing Bank 305	OCS USA	6.7 Bcfe	72.1 Bcfe	Working
6.	“We note your prior response number 11 but reiterate that comment.”
Response 6:
We do not believe that a geographic breakdown is required by SFAS No. 69 beyond home country or foreign country. We will continue to provide disclosure in other parts of our Form 10-K with regard to our geographic areas.

7.	“Regarding response number 13 tell us what properties the negative revisions of 19 BCF occurred and the specific nature of these revisions. Tell us if you are saying that this 19 BCF negative revision of 2% of your total reserves and a 6% reserve revision the prior year prompted this review of all of your reserves and the subsequent 25% reduction in overall reserves.”
Response 7:
[The information in this response is privileged and confidential, and FOIA confidential treatment has been requested pursuant to Rule 83.]
8.	“It appears from response 15 that all of the revisions were booked based on volumetric analysis. However, we note that proved producing reserves actually increased in your fall reserve review. Therefore, tell us the percent of revisions and where they were located that were due to the following:
•	proved reserves booked that were below lowest known oil penetrated by a well;

•	proved reserves booked that were in un-drilled fault blocks;

•	proved reserves that were booked due to the use of invalid pricing;

•	proved reserves that were booked more than one offset well from an economic well without significant technical support;

•	proved reserves that were booked using obvious overstated volumetric parameters such as net feet, oil saturation, recovery factors, drainage areas and/or porosity;

•	proved reserves that were added due to secondary recovery projects that did not have adequate technical support;

•	proved producing reserves booked that are not performing as originally estimated;

•	any other cause of improper booking of proved reserves.”
Response 8:
[The information in this response is privileged and confidential, and FOIA confidential treatment has been requested pursuant to Rule 83.]
9.	“For each of the last four years provide to us on a well-by-well basis your pre-drill reserve estimate and the estimated EUR for each subsequent year for wells drilled in the Gulf of Mexico.”
Response 9:
[The information in this response is privileged and confidential, and FOIA confidential treatment has been requested pursuant to Rule 83.]

10.	“Regarding response number 19, we note that numerous wells drilled in 2005 have not yet been put on production. Tell us, if after testing and well log and core evaluations, you have reduced the reserves on these wells or if you anticipate additional reserve write-downs from these wells after they go on production.”
Response 10:
[The information in this response is privileged and confidential, and FOIA confidential treatment has been requested pursuant to Rule 83.]
11.	“Provide us with a copy of the Davis Polk report.”
Response 11:
[The information in this response is privileged and confidential, and FOIA confidential treatment has been requested pursuant to Rule 83.]
          We understand that you may have additional comments after reviewing our responses to your comments. Please contact me at (337) 237-0410 with any questions.

Sincerely, Kenneth H. Beer Senior Vice President and Chief Financial Officer

KHB/pm
Enclosures